DIRECT DIAL +852 3740 4863 DIRECT FAX +852 3910 4863 EMAIL ADDRESS JULIE.GAO@SKADDEN.COM PARTNERS CHRISTOPHER W. BETTS	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C.

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

January 31, 2018

Jan Woo, Legal Branch Chief

David Edgar, Staff Accountant

Christine Dietz, Assistant Chief Accountant

Bernard Nolan, Attorney-Adviser

Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pintec Technology Holdings Limited
Draft Registration Statement on Form F-1
Submitted December 13, 2017
CIK No. 0001716338

Dear Ms. Woo, Mr. Edgar, Ms. Dietz, Mr. Nolan and Ms. Jacobs:

On behalf of our client, Pintec Technology Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 9, 2018. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the Registration Statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

In connection with this request, the Company has made representations to the Commission in a letter submitted concurrently herewith as an exhibit to the Revised Draft Registration Statement.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on December 13, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

1.                                      You disclose that you have 10 million registered users and over 2.6 million cumulative unique borrowers as of September 30, 2017. For each period presented, please disclose the number of registered users; the number of unique borrowers, including the number of unique borrowers of personal installment loans versus the number of unique borrowers of point-of-sale installment loans; and the number of loans facilitated, including the number of point-of-sale installment loans facilitated versus the number of personal installment loans facilitated. In this regard, we note your disclosure suggests that your point-of-sale lending solutions business has represented a significantly higher number of facilitated loans and unique borrowers. For example, while you approved approximately 575,000 customers for your personal installment loan credit lines in the aggregate amount of RMB4.1 billion in 2016, we note that the aggregate amount outstanding was RMB998 million as of December 31, 2016. Further, for the nine months ended September 30, 2017, the aggregate amount of credit lines that were approved was RMB20.6 billion, but the amount of personal installment loans facilitated was RMB5,071 million.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

2.                                      Please revise to disclose how you determine that a borrower is unique.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 104 of the Revised Draft Registration Statement.

3.                                      Please disclose your potential conflicts of interest with the Jimu Group in the prospectus summary. Also disclose that the company and Jimu Group are under the control of the same shareholders and the same board members. Clarify which, if not all, members of the company’s board of directors also serve on the board of the Jimu Group. Disclose whether you have policies in place regarding the manner in which your board will resolve any conflicts of interest.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 23 of the Revised Draft Registration Statement.

4.                                      You state that you have 10 million registered users for your point-of-sale financing and your personal and business installment loan solutions as of September 30, 2017. We note, however, that registration for your platform only requires a name, identification number, and mobile phone number and that an individual will not be vetted for creditworthiness until a loan request has been submitted, which ultimately is subject to the approval of a financial partner. As such, please revise the definition of a registered user provided on page 6, which suggests that a user is an applicant whose creditworthiness is being evaluated, as well as your reference to users as “potential borrowers” on page 109.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 111 and 112 of the Revised Draft Registration Statement. The Company has removed the words “applicant” and “potential borrowers” to clarify that not all registered users have applied for a loan or and that not all registered users necessarily have the potential to become borrowers if they apply.

Non-GAAP Financial Measures, page 10

5.                                      Please explain your basis for disclosing “Adjusted net service revenue” and revise to disclose how this measure is useful to an investor. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Tell us why you have excluded wealth management service fees and explain why you have not reduced this measure for origination and service costs. Also, explain your basis for labeling this measure as a revenue measure when it appears to be a measure of profitability.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement.

Although both installment service fee revenues and technical service fee revenues are related to the Company’s provision of services to lenders, these two types of revenue are calculated on a different basis. When a customer incurs a point-of-sale installment loan to make a purchase, the Company pays the full amount of the customer’s order upfront and bears the corresponding funding cost, and later the Company collects installment service fees from the customer together with the original order amount. The installment service fee includes both an amount that compensates the Company for the provision of the service and an amount that compensates the Company for the time value and risk of loss of the money advanced by the Company, and both amounts are included in the Company’s revenues. When a customer borrows a personal or business installment loan, the technical service fee only reflects an amount that compensates the Company for the provision of the service. Since funding costs and provisions for credit loss in the Company’s financial statements only relate to installment service fee revenues, excluding them from adjusted net service revenue effectively presents installment service fee revenues on the same basis as technical service fee revenue.

Wealth management service fees are excluded because they are not related to the Company’s provision of services to lenders. Origination and service costs are not excluded because they relate to both installment service fee revenues and technical service fee revenues. We regard adjusted net service revenue as a measure of revenue rather than profitability because it does not exclude costs except as necessary to present installment service fee revenues on the same basis as technical service fee revenues.

Risk Factors, page 12

6.                                      You disclose on page 105 that you seek international expansion. Please provide a risk factor highlighting the risks inherent in this strategy. In this regard, we note that you intend to mitigate local regulatory and business risk by partnering with local entities.

In response to the Staff’s comment, the Company has added a new risk factor on page 32 of the Revised Draft Registration Statement.

“We face credit risks in certain funding situations” page 17

7.                                      Please disclose that you expect to bear credit risk for some personal and business installment loans that are facilitated pursuant to credit enhancement arrangements that you recently decided to undertake. As you intend to reduce your reliance on Jimu Group, which had provided guarantee services, address the risk that this development poses to your goal of minimizing the credit risk that you take on loans that you facilitate.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.

“We are an emerging growth company . . . ,” page 51

8.                                      To the extent you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jobs Act, revise to disclose that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates. In this regard, we note the forepart of the registration statement indicates that you have elected not to opt out of such extended transition period.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 73

9.                                      To provide additional context regarding your point-of-sale lending solutions business, please disclose that your point-of-sale installment loan business has been operating at a gross loss, as indicated by the audited statement of operations and comprehensive loss of Shenzhen Qianhai Minheng Commercial Factoring Co., Ltd. for the six months ended June 30, 2016, provided on page F-46.

The Company respectfully advises the Staff that although the point-of-sale installment loan business has operated at a gross loss in the past, the Company believes that the point-of-sale installment loan business began operating at a low but positive margin during 2017. Therefore, the Company submits that it would not be accurate to states that the point-of-sale installment loan business has been operating at a gross loss. The Company expects that the point-of-sale installment loan business will continue to operate at a low but positive margin, and as referenced in the Company’s response to the Staff’s comment #10 below, the Company has added further disclosure on the implications of the relatively low margin of its point-of-sale installment loan business as compared to its personal installment loan business.

Key Factors Affecting Our Results of Operations, page 73

10.                               You state that future profitability is substantially dependent on shifting your product mix to include a higher proportion of personal installment loans, including the conversion of users of point-of-sale installment loans to borrowers of personal installment loans. We note, however, that you tend to attract new business partners with large user bases, like Qunar, by charging relatively low fees for your point-of-sale lending solutions. We also note that the personal installment loans that you facilitate carry a significantly higher weighted average APR and the proceeds from personal installment loans are used by borrowers for general consumption purposes, as opposed to the purchase of a specific product or service of the respective business partner. As these factors appear to constitute a significant challenge to profitability and your goal to serve as a “pure financial solutions provider,” please revise to discuss this challenge and related risks and the actions that management is taking to address them. Refer to Item 5.D of Form 20-F and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 76 and 77 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the acquisition of new business partners with large user bases is not a challenge to the Company’s ability to achieve profitability because the Company controls the volume of point-of-sale loans that it facilitates with the users of any given business partner. That is, the Company decides whether or not a purchaser will be given the opportunity to borrow a point-of-sale installment loan for any given purchase. Thus, acquiring new business partners will not force the Company to facilitate loans that would prevent it from achieving profitability.

Regarding personal installment loans, the fact that they can be used for general consumption purposes is what makes them attractive to borrowers. The fact that they have a significantly higher weighted average APR than point-of-sale installment loans is not a significant challenge to profitability because that is not the relevant comparison. Borrowers use personal installment loans to pay for expenses for which point-of-sale installment loans are not available, which represents the vast majority of expenses that people may incur. The Company respectfully advises the Staff that the relevant comparison is not with point-of-sale installment loans but with other available forms of consumer credit such as credit cards, which also have relatively high APRs on outstanding balances. Furthermore, given the relatively limited penetration of credit cards in China as compared with more developed economies like the United States and the relatively low credit limits offered by credit card providers in China, the choice for many consumers is whether to pay personal installment loan APRs or not to make the desired purchase at all. In other words, personal installment loans and point-of-sale installment loans are not competing products, so the lower APR on one does not mean that borrowers will not be willing to pay the higher APR on the other.

In addition, the Company respectfully advises the Staff that the Company’s goal of acting as “pure financial solutions provider” means, in the context of working with financial partners, not taking credit risk in the loan transactions. While the Company’s goal is to avoid taking credit risk, the Company views this as a separate issue from profitability, since profitability can be achieved with greater or lesser amounts of credit risk.

Critical Accounting Policies, Judgments and Estimates, page 82

11.                               Revise to disclose your policy for and estimates related to the allowance for credit losses. Refer to Section V. of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88, F-25 and F-26 of the Revised Draft Registration Statement.

Share-based compensation expenses, page 85

12.                               Please provide us with a breakdown of all share options granted to date in fiscal year 2017 and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company acknowledges the Staff’s comment and will provide a response in a future filing when the Company includes financial statements for the twelve months ended December 31, 2017, in the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 89

13.                               Please revise to disclose the material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement. Since the most recent balance sheet date (December 31, 2016) precedes the organization of the Company’s offshore holding company and the formation of its VIE structure, all of the Company’s assets were held onshore and none of them were held by VIEs. When the Company includes financial statements for the twelve months ended December 31, 2017, in a later filing, it will update the disclosure in the Revised Draft Registration Statement to provide the requested information (including the requested breakdowns) as of that more recent date.

Industry Overview

Consumer Finance Enablement Platforms in China, page 94

14.                               We note your disclosure on page 97 that non-bank SME lending will see significant growth in the future. Please quantify this projection to be consistent with other information derived from the report commissioned by you and prepared by Oliver Wyman.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

Business

Our Financial Solutions

Lending Solutions, page 109

15.                               We note the loan term of your point-of-sale installment loans ranges from 1 to 24 months. On page F-18, however, you state that your financing receivables portfolio mainly consists of personal loans with the term periods ranging from 30 days to 12 months. Please reconcile by providing clarifying disclosure in a footnote to the table, or advise.

The Company respectfully advises the Staff that point-of-sale installment loans facilitated by the Company in 2016 had term periods ranging from 30 days to 12 months, and that the Company only began to facilitate point-of-sale installment loans with term periods in some cases up to 24 months in 2017. The Company’s financial statements for 2017 will reflect the existence of these longer term periods beginning in 2017.

Business Development, page 120

16.                               You state that your Dumiao brand and your Polaris brand are “widely recognized” in China for financial solutions in consumer lending and wealth management, respectively. Although you disclose that you are a leading independent technology platform enabling financial services in China, we note your disclosures on pages 97 and 98 indicate that the outstanding balance of consumer finance loans facilitated through enablement platforms and the assets under management facilitated by robo-advisory services represented approximately 1% and less than 1%, respectively, of the relevant market in China at the end of 2016. Therefore, please provide support for your assertion, or revise.

The Company respectfully advises the Staff that it markets its financial solutions to potential business and financial partners and not directly to end users. The Company has access to end users because business partners choose to adopt the Company’s financial solutions, not because the Company’s brands are widely recognized among the general population. Potential business and financial partners do not need to be educated about the existence of enablement platforms and robo-advisory services and they recognize the names of the major players, of which the Company is one, as the Oliver Wyman report demonstrates. In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Revised Draft Registration Statement to indicate that the Dumiao and Polaris brands are widely recognized “by major potential business and financial partners.”

Enablement platforms and robo-advisory services are frequently the subject of media reports in the financial press, and the Company’s name and the names of its brands are often mentioned in this context. In 2017, Pintec, Dumiao and Polaris collectively received in-depth coverage more than a dozen times from well-known media outlets, including Bloomberg, Reuters, China Daily and South China Morning Post. In addition, the Company’s executive officers frequent various trade shows and conferences and were featured as speakers. For example, in 2017, Ms. Jing Zhou, then the chief executive officer of the Dumiao business and now our president, gave speeches at six conferences such as Rise and Fintech Innovation Leadership Forum. Based on the above considerations, the Company believes that its Dumiao and Polaris brands are widely recognized among those decision-makers at potential business and financial partners to whom the Company’s services are marketed.

Related Party Transactions

Transactions with BBAE Holdings Limited, page 145

17.                               Please identify the director of the company who also serves as a director of BBAE Holdings Limited.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Revised Draft Registration Statement to identify the director in question.

Where You Can Find Additional Information, page 189

18.                               We note your statement in the second paragraph that representations and warranties were made solely for the benefit of the parties to agreements. Please revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Revised Draft Registration Statement to delete the second paragraph.

Combined Financial Statements

Note 1. Organization and principal activities

(b) Reorganization

Basis of Presentation for the Reorganization, page F-9

19.                               You disclose that your presentation may not necessarily reflect your results of operations, financial position and cash flows of the Group had it existed on a stand-alone basis during the period presented. Please revise to provide an estimate, if practicable, of what the expenses would have been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Also, revise to disclose an assertion that the allocation methods used are reasonable. Refer to Question 2 of SAB Topic 1.B.1.

The Company respectfully advises the Staff that the Company has considered the guidance provided in SAB Topic 1.B.1, and the historical financial statements have reflected all of the costs and expenses that the Company would have incurred had the Company operated as a separate and stand-alone entity and the amounts reflected represent a reasonable allocation of a portion of Jimu Parent’s costs and expenses based on the Company’s best estimation. The Company does not believe that the nature and amount of these costs and expenses would have been materially different from what the Company would incur if the Company had operated as an unaffiliated entity. The Company has revised the disclosure on page F-10 of the Revised Draft Registration Statement.

(d) Risks in relation to the VIE structure, page F-12

20.                               Please revise to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOEs for accrued service fees, if any. In addition, describe the recognized and unrecognized revenue-producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-2AA.d and 50-5A.d.

The Company respectfully advises the Staff that the Company has considered the guidance provide in ASC 810-10-50-2AA.d and 50-5A.d. Certain BVI companies and WOFEs, including Sky City Holdings Limited (“Sky City BVI”), Sky City (Beijing) Technology Co., Ltd (“Sky City WOFE”), Next Hop Holdings Limited (“Next Hop BVI”), Next Hop Hong Kong Limited (“Next Hop HK”) and Pintec (Beijing) Technology Co., Ltd (“Pintec Beijing WOFE”) were newly established as part of the reorganization and had not received any registered capital as of December 31, 2016. In addition, these BVI companies and WOFEs had not yet conducted any business transactions or incurred costs and expenses for the year ended December 31, 2016, which resulted in the balance of total assets and liabilities of the VIEs directly attributable to the predecessor operations as of December 31, 2016 being the same amounts presented on the Combined Balance sheet as of December 31, 2016.

The Company has added the disclosure to break out the balances on page F-15 of Revised Draft Registration.

In response to the Staff’s comment, the Company has added the disclosure to describe recognized and unrecognized revenue producing assets held by VIEs on page F-16 of the Revised Draft Registration Statement.

Note 2. Summary of significant accounting policies

(h) Financing receivables, net, page F-18

21.                               Please revise to provide the disclosures required by ASC 310-10-50-6, -7, -7A and -11B(a)(1).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-33 of the Revised Draft Registration Statement.

(n) Funding Debts, page F-20

22.                               Please revise to expand your accounting policy for funding debts. Describe the terms of your arrangements in further detail including the timing of cash settlement or maturity.

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of the Revised Draft Registration.

(o) Revenue Recognition

Technical service fees, page F-22

23.                               Please revise to disclose the typical timing of revenue recognition for credit assessment fees. Also, tell us the amount of deferred revenue balance relating to credit assessment services that are recognized over time due to cash collection limitations.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company can only charge the technical service fees from borrowers upon the successful matching of the loans by a financial partner, and the technical service fees are not collected entirely upfront but over time. The amount allocated to each deliverable is limited to the amount that is not contingent upon the delivery of additional items as well as the borrowers not prepaying. Since the upfront cash collected by the Company is less than the relative selling price of the credit assessment services for periods presented, the remaining portion of the credit assessment fees are collected and become non-contingent over the period of the loan as the monthly repayments occur. Accordingly there was no deferred revenue relating to credit assessment services recognized for periods presented.

24.                               Please revise to disclose the typical term over which monthly payment collection services are provided and your standard billing terms.

The Company respectfully advises the Staff that the post-lending management services mentioned on page F-23 of the Revised Draft Registration Statement is different from collection service fees.

The Company earns post-lending management service fees monthly over the loan repayment term by providing a range of services to borrowers, consisting of cash processing servicing, sending messages to remind borrowers the repayment schedules, e.g. repaid principal, interest and repayment date, etc. The Company bills the borrowers monthly for the post-lending management service, which is provided to them on a monthly basis over the loan repayment term. When the Company receives the monthly-repaid amount from borrowers, the Company deducts the monthly post-lending management service fees, and remits the remaining amount to the lenders. The Company recognizes the post-lending management service income on a monthly basis upon the services being rendered.

If the loan was one day past due, the Company would perform telephone calls to borrowers to collect overdue amounts. The Company charges fees for collection services related to defaulted payments and there is no billing term for collection fees. The Company noted that, historically, an immaterial amount of cash or even no cash was received subsequent to loans becoming delinquent. Therefore, the Company recognizes collection service fees related to the default payments upon the payment being made by the borrowers as that is the point in time collectability is reasonably assured.

(y) Segment reporting, page F-26

25.                               You appear to have 3 distinct lines of business: point-of-sale financing, personal and business installment loans, and wealth management products. Please tell us how you considered ASC 280-10-50 in your determination that you have one reportable segment and address the following:

The Company respectfully advises the Staff that although the reorganization has not been completed, the chief executive officer and senior executives of the Pintec Business were already separated from the remaining business of Jimu Parent since September 2016 and thus the determination of segment disclosure assessment for the Company’s combined financial statements for the year ended December 31, 2016 was made at the Pintec Business only, which will not be the same as the segments determined by the Jimu Parent. Therefore, the Company’s segment assessment as of December 31, 2016 would entail identifying the chief operating decision-maker (“CODM”) at the Pintec Business and determining what information the CODM regularly reviews to allocate resources and assess performance as below.

•                  (1) Describe the company’s internal management reporting process, including the organization and reporting structure;

The Company respectfully advises the Staff that the chief executive officer of Pintec Group (Mr. Wei Wei) is the CODM, who is responsible for making operational decisions, allocating resource and evaluating performance on a regular basis for the Pintec Business. The following senior executives (“Senior Executives”) report to the chief executive officer and each of them is in charge of a business unit or department which forms the building blocks of the organization structure of the Company.

•                  Ms. Jing Zhou served as the chief executive officer of the Dumiao business (i.e. the lending solution business) before recently being appointed as our president. Ms. Zhou was responsible for overseeing and managing the lending solution business, which comprises both the (i) personal and business installment loans and (ii) point-of-sale financing. Ms. Zhou focused on developing Dumiao products, to expand and grow the product portfolio to grow market share, maintaining customer satisfaction, developing the pricing strategy on the Dumiao products and expanding the qualified funding sources.

•                  Mr. Wei Hu serves as the chief executive officer of Hongdian Fund. In addition, Mr. Yudong Zheng serves as the chief executive officer of Polaris. Both Mr. Hu and Mr. Zheng are jointly responsible for overseeing and managing the wealth management solution business, which operates the Hongdian Fund platform to enable the Company’s partners to offer and distribute mutual fund products to their customers and to assist platform users for making the investment decisions with the robo-advisory tool under the Polaris brand; Mr. Hu and Mr. Zheng focus on expanding the asset management companies, developing online mutual fund marketplace platform, and enhance customer satisfaction.

•                  Mr. Steven Sim serves as the chief financial officer (the “CFO”) of the Company. Mr. Sim is responsible for overseeing and managing the functions within the finance department, including financial reporting, treasury, investor relationship, tax planning, external financing and investing activities and legal matters (with the support of the Company’s legal director).

•                  Mr. Weixiao Zhong serve as the head of the information technology department of the Company. Mr. Zhong is responsible for establishing and managing the IT infrastructure and system, research and development of features and functions for the products, developing the network and hardware function and developing and maintaining the technology platform and websites.

•                  Mr. Xin Sun serve as the head of the human resources and administrative departments of the Company. Mr. Sun is responsible for managing the recruitment of the Company and direct labor, maintaining headcount and providing training programs.

These Senior Executives are responsible for assisting the CODM with the day-to-day operations of the Company and all these Senior Executives attend the formal meeting, assess the financial and operation results, and report to the CODM on a monthly basis. With assistance of the Financial Planning & Analysis (“FP&A”) department, which is directed by the CFO, the Senior Executives prepares the monthly reporting package of respective responsible departments. FP&A is responsible for consolidating the reporting package on the group level and provided to the CODM. The CODM reviews the consolidated CODM package on the monthly basis. The major financial and operation results in the consolidated CODM package consist of the number of registered borrowers, the amount and volume of loans facilitated, revenue, expenditure of the whole company, and the headcount. During the monthly formal meeting, Senior Executives brief the key drivers of the performance of the Company and discuss with the CODM, including the changes on product portfolio, the diversified pricing strategy on the products, the system development and support, the changes in headcount and recruitment plan. The CODM and Senior Executives discuss and share the opinions on the reported issues during the meeting. Moreover, Senior Executives are going to have a weekly informal meeting or call to discuss with the CODM on an ad-hoc basis and the CODM alone is responsible for making all final key decisions.

•                  (2) Identify the individuals that report directly to the chief operating decision maker (“CODM”) and describe their responsibilities;

Please refer to the responses under bullet point #1 above.

•                  (3) Describe how performance of the individuals that report to the CODM is evaluated, including consideration of compensation and performance bonuses;

The Company respectfully advises the Staff that the CODM evaluates the performance of the Senior Executives as follows:

The lending solution and wealth management solution business units are revenue generating, thus the performance evaluation of these units is based on certain financial and operating data (the “Evaluation Factors”) which focus on the growth of revenue, and the growth of platform borrowers / users, the amount and volume of loans facilitated, the amount of outstanding loan balance, and headcount. Operating profit or loss of each revenue generating business unit is not considered as a priority factor for the performance evaluation and therefore is not provided to the CODM and thus not used in the evaluation of each business because the CODM considered that the Company’s current and medium term strategy is to continue expanding the Company’s market share in these two sectors.

•                  For the lending solution business unit, the consideration of the performance evaluation is given to the number of registered borrowers/users of the platform, the amount and volume of loans facilitated, the amount of revenue recognized, the engagement of new funding sources, the average outstanding principal loan balance per borrower and the delinquency status of loans. The Company would like to further advise the Staff that although the accounting for (i) lending solution to assist borrowers to obtain personal/business installment loans and (ii) lending solution to provide point-of-sale financing are different because of the arrangement of the funding sources, the Company considers both lending solutions (i) and (ii) above are effectively the same from operational perspective as the same nine lending solution modules have been consistently applied when providing the service / financing to borrowers — see page 115 to 118 of the Company’s Revised Draft Registration Statement for the description of the nine modules, therefore lending solutions (i) and (ii) are not separately evaluated.

•                  For the wealth management solution, the consideration of the performance evaluation is given to the number of new financial partners or business partners who are engaged to use the Hongdian Fund platform or Polaris solution, the stickiness of the partners to the platform, the volume of and revenue generated from the platform transactions, and the customer satisfaction of using the platform and robo-advisory solution.

For business departments or functions which are not revenue generating but carried out centralized function such as accounting, financial reporting, treasury, legal and human resources, the CODM uses other relevant measures (e.g. cash flow management results, completion of new round of equity or debt financing, legal compliance results upon regulatory inspection, payroll management results and internal survey for job satisfaction) which are more suitable to evaluate the respective performances of these back office departments.

The compensation of these Senior Executives has been determined based on their past experience and credentials before joining the Company and the degree of significance of their role in executing the Company’s objectives and strategies. On the other hand, the performance bonuses of these Senior Executives are not directly related to the Evaluation Factors for each revenue generating business but are based on the annual performance of the Company as a whole and the compensation and performance bonuses for these executives are determined at the discretion of the CODM.

•                  (4) Describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

The Company respectfully advises the Staff regarding the Company’s budgeting process as follows:

The Company’s annual budget is determined based on financial targets and operational goals set by the Senior Executives led by the CODM. The process starts with the setting of company-wide goals at the fourth quarter of the year. Over the next one to two months, these goals are communicated to and used by the functional and reporting unit management teams to develop individual budgets at a more detailed level. The FP&A department (housed within the CFO’s organization) assists each department to prepare and consolidate the budgets on the group level.

Once the completed budget is presented to the CODM, the CODM and the Senior Executives meet near the end of each year to discuss and review the next year’s annual budget, focusing on the performance of the factors described in bullet point #3 above. The CODM review the reasonableness of forecasted revenue, including the key drivers attributable to the revenue, such as, the expected number of users, the expected amount and volume of loans facilitated, the diversified product portfolio and funding sources. Moreover, the CODM assesses if projected corporate overhead costs are likely to achieve the Company’s consolidated operating income target. To the extent that the consolidated projected revenues are insufficient to meet the Company’s targets, the CODM will determine the appropriate consolidated level of expense reductions that will help achieve the Company’s targets while also not inhibiting the Company from achieving future revenue growth.

Based on the discussions and the review of the preliminary draft of budgeted revenue and other operational data submitted by the business unit or department heads, the CODM would then make final decisions of the annual budget of revenues by the two revenue generating business units, and also of the annual budgets of cost of revenue and operating expenses at the consolidated level, with the assistance of the CFO.

Once approved, the annual consolidated budgets cannot be revised without further approval from the CODM.

•                  (5) Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget to actual variances;

The Company respectfully advises that when the CODM reviews the Company’s financial and operation results on a monthly basis, the CODM will review how the actual results compared against the prior period’s actuals and current period’s budgets of the Evaluation Factors and the overall achievement of the budgets of the Company as a whole.

In the monthly meeting, the CODM is provided with the information related to the financial performance of the Company on the consolidated basis. The information includes a comparison of actual results to budget, actual current results compared to the prior month, as well as, actual accumulated results compared to the prior year accumulated results of the Company on a consolidated basis. The CODM evaluates performance by reviewing consolidated financial information including revenue, staff cost, overhead expenses, operating margin and gross margin on the consolidated level. The information provided to the CODM also consists of the key operational data, including the number of headcount, the amount and volume of loans facilitated and the outstanding loan balance. The Senior Executives are involved to discuss the actual operation and financial results and any variance against the budget and prior period results.

•                  (6) Describe how performance of the different lines of businesses is evaluated;

The Company respectfully advises the Staff that the CODM uses the monthly reports to evaluate the up-to-date results of the Evaluation Factors. The CODM evaluates these actual financial and operation data and compare with the budgets to assess if the variance requires further analysis. The CODM evaluated the key drivers of any significant variances, such as financial and operation information to describe revenue variances, and significant items that impact the actual consolidated operating expenses by functions (selling expenses, general and administrative expenses and research and development expenses). For example, the key drivers of the actual current results to prior month variance for June 2017 were the growth in revenue by increasing the amount of loan facilitated and a lower operating expenses related to improved cost controls. No operating or gross profit of each business line is communicated to the CODM because the Senior Executives of lending solution and wealth management businesses do not take care of costs and expenses, which are centrally communicated to the CODM on consolidated basis by the CFO. From reviewing the monthly reports and through discussions with the Senior Executives, the CODM is kept up to date on all issues of the Company’s focus, and uses such information to make decisions, allocate resources and evaluate performance of the Company as a whole.

•                  (7) Identify any lines of business that you believe meet the definition of an operating segment that are aggregated within your reportable segment; and

The Company respectfully advises the Staff that as mentioned in bullet points 4, 5 and 6, although the CODM has discrete information of revenue data by different revenue generating business, he reviews the major operating and financial results, including cost and expenses and gross margin on the overall Company level. The Company confirms that resource allocation decisions are made at the overall Company level; all key decisions of the business lines are made by the CODM during the periodic internal meetings with the Senior Executives.

The Company further considers that revenue-only data by business lines (i.e. lending solution and wealth management solution) would not be considered sufficient financial information for decision making related to resource allocation or performance evaluation. Moreover, pursuant to ASC 280-10-50-4, corporate departments (e.g. accounting, legal, information technology and human resources) that do not earn revenues or earn revenues that are only incidental to the activities of the reporting entity would not be considered operating segments. Therefore, based on the above, the Company determined that there is only one operating segment.

•                  (8) Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

Please refer to the response for bullet points from (3) to (6) above.

Note 19. Subsequent events, page F-42

26.                               For any share options or other share-based awards granted subsequent to the most recent balance sheet date, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

The Company respectfully advises the Staff that that it has not granted share options or other share-based awards subsequent to December 31, 2016, other than options issued on December 1, 2017 in connection with the reorganization to mirror the number and vesting terms of the options originally granted by the Jimu Group’s holding company, which are not treated as newly granted for accounting purposes. The Company considered the subsequent events disclosure requirements under ASC 855-10-50, and the Company will update the Revised Draft Registration Statement to include the Company’s combined financial statements for year ended December 31, 2017 and update the disclosures on subsequent events through the issue date of the annual financial statements for 2017.

Item 8. Exhibits and Financial Statement Schedules, page II-3

27.                               Please file your contract with Qunar as an exhibit to the registration statement, or advise. In this regard, we note your disclosure on page 15 that your cooperation with Qunar represented 55.8% of your total revenues in fiscal year 2016 and that your business may be substantially dependent upon your agreement and relationship with Qunar. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed exhibits 10.20 and 10.21 to the Revised Draft Registration Statement and revised the exhibit list accordingly. The Company intends to submit a confidential treatment request to the Staff for certain confidential information redacted from these exhibits.

General

28.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

29.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment. The Company will supplementally provide the Staff with copies of the graphics or artwork it intends to use in the prospectus when such graphics or artwork becomes available.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or by email at geoffrey.wang@cn.pwc.com PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Wei Wei, Chief Executive Officer, Pintec Technology Holdings Limited

Steven Yuan Ning Sim, Chief Financial Officer, Pintec Technology Holdings Limited

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP